UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2024 (Report No. 2)

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On July 16, 2024 (the “Effective Date”), Saverone 2014 Ltd., a company established in the State of Israel (the “Company”), entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. a Cayman Islands exempt limited partnership (“Yorkville”), a fund managed by Yorkville Advisors Global, LP, headquartered in Mountainside, New Jersey.

Pursuant to the SEPA, subject to the terms and conditions set forth therein, the Company has the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for the Company’s American Depository Shares (the “ADSs”), each representing 5 ordinary shares of the Company, par value NIS 0.01 per share (the “Ordinary Shares”) for an aggregate subscription amount of up to $15 million (the “Commitment Amount”), at any time from Effective Date until July 16, 2027, unless earlier terminated pursuant to the SEPA (the “Commitment Period”), by delivering written notice to Yorkville (each, an “Advance Notice”). The Company will not have the right to require Yorkville to subscribe for any ADSs under the SEPA if a balance remains outstanding under a Promissory Note without Yorkville’s consent, unless an Amortization Event (as defined in the Promissory Notes) has occurred and the proceeds of any Advance is applied towards repayment of a balance under a Promissory Note.

Under the SEPA, Yorkville shall advance to the Company the principal amount of $3,000,000 (the “Pre-Paid Advance”), which shall be evidenced by convertible promissory notes (the “Promissory Notes”), which are convertible into Company’s ADSs. The first Pre-Paid Advance in a principal amount of $1,000,000 was advanced on the Effective Date, the second Pre-Paid Advance in a principal amount of $1,000,000 shall be advanced on the filing of the Initial Registration Statement (as defined below), and the third Pre-Paid Advance in a principal amount of $1,000,000 shall be advanced to the Company on the second trading day after the effectiveness of the Initial Registration Statement. Each Pre-Paid Advance is subject to a discount in the amount equal to 3% of the principal amount of the Pre-Paid Advance netted from the purchase price due and structured as an original issue discount (the “Original Issue Discount”). The Original Issue Discount does not reduce the principal amount of each Promissory Note.

Principal, interest and any other payments due under the Promissory Notes shall be paid in cash on January 16, 2026 (the “Maturity Date”), unless converted by Yorkville or redeemed by the Company. Except as specifically permitted by the terms of the Promissory Notes, the Company may not prepay or redeem any portion of the outstanding principal and accrued and unpaid interest thereunder. Subject to the terms set forth in the Promissory Notes, at any time on or after the issuance date, Yorkville shall be entitled to convert any portion of the outstanding principal of the Promissory Notes plus accrued and unpaid interest on such outstanding principal of the Promissory Notes to, but excluding, the conversion date (such amount, the “Conversion Amount”) into ADSs at the Conversion Price (as defined below). The number of Conversion Shares issuable upon conversion of the Conversion Amount will be determined by dividing (x) such Conversion Amount by (y) the Conversion Price. The “Conversion Price” means, as of any conversion date or other date of determination and subject to adjustments set forth in the Promissory Notes, the lower of (i) $0.5284 per ADS, or (ii) 95% of the lowest daily VWAP (as defined below) during the 7 consecutive trading days immediately preceding the Conversion Date or other date of determination, but not lower than $0.0868 per ADS Share. The Conversion Price will be adjusted from time to time pursuant to the terms and conditions of the Promissory Notes.

The Company at its option and in its sole discretion shall have the right, but not the obligation, to redeem (each, an “Optional Redemption”) early a portion or all amounts outstanding under the Promissory Notes, provided that the Company provides Yorkville with prior written notice (each, a “Redemption Notice”) of its desire to exercise an Optional Redemption. Each Redemption Notice will be irrevocable and will specify the date for the Optional Redemption (each, a “Redemption Date”), the outstanding principal of the Promissory Notes to be redeemed and the Redemption Amount (as defined below) applicable to such principal. With respect to any Redemption Notice, the “Redemption Amount” will be an amount equal to the outstanding principal actually being redeemed by the Company (after giving effect to any conversions with a Conversion Date prior to the relevant Redemption Date) on the relevant Redemption Date, plus the Payment Premium, plus all accrued and unpaid interest on the principal amount being redeemed by the Company to, but excluding, the relevant Redemption Date. In addition, if an Amortization Event (as defined in the Promissory Notes) occurs, then the Company shall be required to make monthly payments in an amount equal to $500,000 of principal, or the outstanding principal if less than such amount, plus the Payment Premium, plus all accrued and unpaid interest on the principal amount being paid. “Payment Premium” means 10% of the principal amount being paid pursuant to a monthly payment or an Optional Redemption.

Yorkville may declare the full unpaid principal amount of the Promissory Notes, together with interest and other amounts owing in respect thereof, immediately due and payable in cash upon the occurrence of certain specified events of default and mandatory prepayment events. Upon the occurrence and during the continuance of any event of default, interest will accrue on the outstanding principal balance of the Convertible Debenture at a rate of 18% per annum.

At any time during the Commitment Period and provided that a balance under a Promissory Note is outstanding, Yorkville may, by providing written notice to the Company (an “Investor Notice”), require the Company to issue and sell shares to Yorkville as set out in the relevant Investor Notice, subject to certain limitations as set forth in the SEPA. The purchase price of the shares delivered pursuant to an Investor Notice shall be equal to the Conversion Price then in effect and shall be paid by offsetting the amount of the aggregate purchase price to be paid by Yorkville against an equal amount outstanding under the Promissory Note.

The SEPA does not require Yorkville to subscribe for or acquire any ADSs or Ordinary Shares under the SEPA if those Ordinary Shares, when aggregated with all other ADSs or Ordinary Shares acquired by Yorkville under the SEPA, would result in Yorkville beneficially owning more than 9.99% of the then outstanding ADSs or Ordinary Shares.

This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The SEPA contains customary representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the SEPA were made only for purposes of the SEPA and as of specific dates, were solely for the benefit of the parties to such agreement and are subject to certain important limitations.

In connection with the transaction, the Company and Yorkville entered into a registration rights agreement, dated July 16, 2024 (the “Yorkville RRA”), pursuant to which the Company is required to register for resale all of the ADSs to be issued from time to time pursuant to Advances under the SEPA. The Company is required to file an initial registration statement (the “Registration Statement”) covering the resale of the relevant ADSs, by no later than the 21st calendar day following execution of the Yorkville RRA.

The foregoing descriptions of the SEPA, the Promissory Note, and the Yorkville RRA are qualified in their entirety by the terms and conditions of the SEPA, the Promissory Notes, the Yorkville RRA, which are attached as Exhibit 99.1, 99.2 and 99.3 and, respectively, and which are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Standby Equity Purchase Agreement dated July 16, 2024 by and between Saverone 2014 Ltd. and YA II PN, Ltd
99.2	Form of Convertible Promissory Note
99.3	Registration Rights Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2024	SAVERONE 2014 LTD.

	By:	/s/ Ori Gilboa
	Name:	Ori Gilboa
	Title:	Chief Executive Officer

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